UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Viad Corp
(Name of Issuer)

Common Stock, $1.50 par value per share
(Title of Class of Securities)

92552R 406
(CUSIP Number)

Ross A. Oliver Crestview Partners 590 Madison Avenue, 42nd Floor New York, NY 10022 (212) 906-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92552R 406	Page 2 of 15 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON Crestview Partners IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,352,941(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,352,941(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,352,941(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.75%(2)
14		TYPE OF REPORTING PERSON PN

(1)	Consists of 6,352,941 shares common stock, par value $1.50 per share (“Common Stock”), of Viad Corp (the “Issuer”) issuable upon conversion of 135,000 shares of 5.5% Series A Convertible Preferred Stock, par value $0.01 per share (“Preferred Stock”), of the Issuer issued to Crestview IV VC TE Holdings, LLC, Crestview IV VC Holdings, L.P. and Crestview IV VC CI Holdings, L.P. pursuant to the Investment Agreement (as discussed in Item 6), in each case, for which Crestview Partners IV GP, L.P. may be deemed to be the beneficial owner.

(2)	Based on 20,396,953 aggregate shares of Common Stock issued and outstanding as of July 31, 2020, plus 6,352,941 shares of Common Stock issuable upon conversion of the 135,000 shares of Preferred Stock.

CUSIP No. 92552R 406	Page 3 of 15 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON Crestview IV VC TE Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 224,256(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 224,256(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 224,256(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.84%(2)
14		TYPE OF REPORTING PERSON OO

(1)	Represents 224,256 shares of Common Stock issuable upon conversion of 4,765.44 shares of Preferred Stock.

(2)	Based on 20,396,953 aggregate shares of Common Stock issued and outstanding as of July 31, 2020, plus 6,352,941 shares of Common Stock issuable upon conversion of the 135,000 shares of Preferred Stock.

CUSIP No. 92552R 406	Page 4 of 15 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON Crestview IV VC Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,117,744(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,117,744(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,117,744(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.87%(2)
14		TYPE OF REPORTING PERSON PN

(1)	Represents 6,117,744 shares of Common Stock issuable upon conversion of 130,002.06 shares of Preferred Stock.

(2)	Based on 20,396,953 aggregate shares of Common Stock issued and outstanding as of July 31, 2020, plus 6,352,941 shares of Common Stock issuable upon conversion of the 135,000 shares of Preferred Stock.

CUSIP No. 92552R 406	Page 5 of 15 Pages

SCHEDULE 13D

1		NAME OF REPORTING PERSON Crestview IV VC CI Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,941(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,941(1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,941(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.04%(2)
14		TYPE OF REPORTING PERSON PN

(1)	Represents 10,941 shares of Common Stock issuable upon conversion of 232.5 shares of Preferred Stock.

(2)	Based on 20,396,953 aggregate shares of Common Stock issued and outstanding as of July 31, 2020, plus 6,352,941 shares of Common Stock issuable upon conversion of the 135,000 shares of Preferred Stock.

CUSIP No. 92552R 406	Page 6 of 15 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $1.50 per share (“Common Stock”) of Viad Corp, a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 1850 North Central Avenue, Suite 1900, Phoenix, Arizona.

Item 2. Identity and Background.

The names of the persons filing this Statement are Crestview Partners IV GP, L.P., a Cayman Islands exempted limited partnership (“Crestview GP”), Crestview IV VC TE Holdings, LLC, a Delaware limited liability company (“Crestview TE”), Crestview IV VC Holdings, L.P., a Delaware limited partnership (“Crestview Holdings”), and Crestview IV VC CI Holdings, L.P., a Delaware limited partnership (“Crestview CI” and, together with Crestview TE and Crestview Holdings, the “Crestview Parties” and, together with Crestview GP, the “Reporting Persons” and each, a “Reporting Person”). Each of the Reporting Persons is a private investment fund.

Crestview GP serves as the general partner of Crestview’s private investment funds (the “Crestview Funds”) that are members of the Crestview Parties. Crestview GP and the Crestview Funds may be deemed to be beneficial owners of the Common Stock owned directly by the Crestview Parties. Decisions by Crestview GP to vote or dispose of the Common Stock beneficially owned by the Crestview Parties requires the approval of a majority of the seven members of its investment committee and the chairman of the investment committee, which is composed of the following individuals: Barry S. Volpert (chairman), Thomas S. Murphy, Jr., Richard M. DeMartini, Robert V. Delaney, Jr., Brian P. Cassidy, Alexander M. Rose and Adam J. Klein. None of the foregoing persons has the power individually to vote or dispose of any of the Common Stock held by the Crestview Parties. Each of the foregoing individuals disclaims beneficial ownership of all such Common Stock. The address of the principal office of each of the Reporting Persons is c/o Crestview, 590 Madison Avenue, 42nd Floor, New York, New York 10022.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On August 5, 2020 (the “Initial Closing Date”), the Crestview Parties collectively purchased 135,000 shares of Preferred Stock for aggregate consideration of $135,000,000 pursuant to an Investment Agreement (the “Investment Agreement”) among the Crestview Parties and the Issuer. The source of funds for such purchase was capital contributions made by the investors in each of the Crestview Parties.

The Crestview Parties received an Equity Commitment Letter (the “Commitment Letter”) from Crestview Partners IV, L.P., a Crestview Fund, pursuant to which Crestview Partners IV, L.P. agreed to contribute (or cause to be contributed) to the Crestview Parties up to $45 million, solely for the purpose of enabling the Crestview Parties to meet their obligations under the Investment Agreement in connection with each Subsequent Closing (as defined in the Investment Agreement), if applicable.

CUSIP No. 92552R 406	Page 7 of 15 Pages

SCHEDULE 13D

Item 4. Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

(a) and (b)

The Reporting Persons acquired the securities covered by this Statement for investment purposes. The Reporting Persons intend to review their holdings in the Issuer on a continuing basis and, depending upon the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations, investment considerations and/or other factors deemed relevant, may consider increasing or decreasing their investment in the Issuer, including through one or more open market purchases, private transactions and/or pursuant to a 10b5-1 plan. The timing and amount of such acquisitions or dispositions will depend on the conditions and considerations described in the preceding sentence. As part of this ongoing review, the Reporting Persons have engaged, and/or may in the future engage, legal and financial advisors to assist them in such review and in evaluating strategic alternatives that are or may become available with respect to their holdings in the Issuer.

Except as set forth in this Schedule 13D, none of the Reporting Persons has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives, (ii) the Issuer’s financial condition, business, operations, competitive position, prospects and/or share price, (iii) industry, economic and/or securities markets conditions, (iv) alternative investment opportunities and (v) other relevant factors. Without limiting the generality of the preceding sentence, each of the Reporting Persons reserves the right (subject to any applicable restrictions under law or contracts by which it is bound) to at any time or from time to time (A) purchase or otherwise acquire additional shares of Common Stock or other securities of the Issuer, or instruments convertible into or exercisable for any such securities (collectively, “Issuer Securities”), in the open market, in privately negotiated transactions or otherwise, (B) sell, transfer or otherwise dispose of Issuer Securities in public or private transactions, (C) acquire or write options contracts, or enter into derivatives or hedging transactions, relating to Issuer Securities and/or (D) encourage (including, without limitation, through any designated or nominated member of the Issuer’s board of directors (the “Board of Directors”) as described in Item 6 and/or communications with directors, management and existing or prospective security holders, investors or lenders of the Issuer, existing or potential strategic partners, industry analysts and other investment and financing professionals) the Issuer to consider or explore the following: (i) sales or acquisitions of assets or businesses or extraordinary corporate transactions, such as a merger (including transactions in which affiliates of Reporting Persons may be proposed as acquirers or as a source of financing), (ii) changes to the Issuer’s capitalization or dividend policy, (iii) changes to the present Board of Directors, including changes to the number or term of members of the Board of Directors or filling existing vacancies on the Board of Directors, (iv) changes to the Issuer’s by-laws and (v) other changes to the Issuer’s business or structure.

CUSIP No. 92552R 406	Page 8 of 15 Pages

SCHEDULE 13D

Item 5. Interest in Securities of the Issuer.

The Reporting Persons beneficially own 135,000 shares of Preferred Stock, which has an initial liquidation value of $1,000 per share.

Each holder of Preferred Stock (each, a “Holder” and collectively, the “Holders”) will have the right, at its option, to convert its Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at an initial conversion price equal to $21.25 per share. The conversion price is subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization or similar events. The conversion price is also subject to adjustment for certain dilutive issuances of Common Stock at a price below the then-current market price and repurchases of Common Stock at a price above the then-current market price.

Holders will be entitled to dividends on the Liquidation Preference (as defined below) at the rate of 5.5% per annum, paid-in-kind or, at the option of the Issuer, payable in cash. The Holders are also entitled to participate in dividends declared or paid on the Common Stock on an as-converted basis.

All of the computations and share amounts used herein do not give effect to any accretion on the shares of Preferred Stock until the time of such declaration and payment. As a result of their beneficial ownership of Preferred Stock, the Reporting Persons may be deemed to beneficially own an aggregate of 6,352,941 shares of Common Stock which would be received upon conversion of the Preferred Stock, which represents, in the aggregate, approximately 23.75% of the outstanding shares of the Issuer’s Common Stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. Pursuant to the terms of the Certificate of Designations of 5.5% Series A Convertible Preferred Stock filed by the Issuer with the Secretary of State of the State of Delaware on August 5, 2020 (the “Certificate of Designations”), due to accretion of dividends and anti-dilution adjustments, the number of shares of Common Stock into which the Preferred Stock may be converted may increase over time.

The below table sets forth the number of shares of Common Stock directly and beneficially owned by each of the Reporting Persons. The shares directly owned by the Crestview Parties may be deemed to be beneficially owned by Crestview GP, the general partner of the investment funds which are direct or indirect members of the Crestview Parties. Accordingly, as indicated with respect to such shares listed as beneficially owned in the below table, the applicable Reporting Persons have shared voting power to vote and direct the vote of, and have shared power to dispose and direct the disposition of, such shares. None of the Crestview Parties have the sole power to vote or direct the vote, or the sole power to dispose or direct the disposition of, the shares listed in the table below. Each Reporting Person expressly disclaims, to the extent permitted by applicable law, beneficial ownership of any Common Stock held by the other Reporting Persons.

CUSIP No. 92552R 406	Page 9 of 15 Pages

SCHEDULE 13D

Reporting Persons	Common Stock Owned Directly	Aggregate Number of Shares of Common Stock Beneficially Owned(1)	Percentage of Class Beneficially Owned(2)
Crestview Partners IV GP, L.P.	0	6,352,941	23.75%
Crestview IV VC TE Holdings, LLC	0	224,256	0.84%
Crestview IV VC Holdings, L.P.	0	6,117,744	22.87%
Crestview IV VC CI Holdings, L.P.	0	10,941	0.04%

________________

(1)	Consists of 6,352,941 shares Common Stock, of the Issuer issuable upon conversion of 135,000 shares of Preferred Stock of the Issuer issued to Crestview IV VC TE Holdings, LLC, Crestview IV VC Holdings, L.P. and Crestview IV VC CI Holdings, L.P. pursuant to the Investment Agreement (as discussed in Item 6), in each case, for which Crestview Partners IV GP, L.P. may be deemed to be the beneficial owner.

(2)	Based on 20,396,953 aggregate shares of Common Stock issued and outstanding as of July 31, 2020, plus 6,352,941 shares of Common Stock issuable upon conversion of the 135,000 shares of Preferred Stock

(c) Except as otherwise described in Item 3 of this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other individual named in Item 2 has engaged in any transaction in any shares of Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported as beneficially owned by the Reporting Persons herein.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Investment Agreement

On August 5, 2020, the Issuer entered into an Investment Agreement (the “Investment Agreement”) with the Crestview Parties, each an affiliate of Crestview GP. Pursuant to the Investment Agreement, the Issuer sold 4,765.44, 130,002.06 and 232.50 shares of Preferred Stock (collectively, the “Initial Closing Shares”) to each of Crestview TE, Crestview Holdings and Crestview CI, respectively, for an aggregate purchase price of $135 million. The closing of the purchase and sale occurred simultaneously with signing the Investment Agreement on the Initial Closing Date.

CUSIP No. 92552R 406	Page 10 of 15 Pages

SCHEDULE 13D

Subsequent Closings

Pursuant to the Investment Agreement, for 12 months following the Initial Closing Date and subject to certain conditions including (i) no occurrence of a Company Material Adverse Effect (as defined in the Investment Agreement) or a Change of Control (as defined in the Certificate of Designations), (ii) Issuer continuing to be Solvent (as defined in the Investment Agreement), (iii) to the extent required under applicable NYSE rules, receipt of the necessary approval from Issuer’s stockholders, (iv) certain fundamental representations and warranties being true and correct as of such subsequent closing date and (v) if required by applicable law, approval under Section 41 of the German Act Against Restraints of Competition, the Issuer has the option to require the Crestview Parties to purchase, in the aggregate, in one or more additional closings, up to $45 million (such additional amount, the “Subsequent Closing Amount”) in additional Preferred Stock (such shares, the “Subsequent Closing Shares” and, together with the Initial Closing Shares, the “Purchased Shares”) on the same terms and conditions as the Initial Closing Shares. All Subsequent Closing Shares accrue dividends and have rights as if they were issued on the Initial Closing Date.

Restrictions on Transfer

For a period of 18 months following the Initial Closing Date, no Crestview Party may transfer any of the Purchased Shares or Common Stock issued upon conversion of the Purchased Shares (the “Conversion Shares”) to any person without the prior written consent of the Issuer, except each Crestview Party may transfer Purchased Shares and Conversion Shares (i) to (a) any affiliate of such Crestview Party, (b) successor entity of such Crestview Party or (c) any investment fund, vehicle or similar entity of which such Crestview Party, or any affiliate, advisor or manager of such Crestview Party serves as a general partner, manager or advisor or any successor to the person described in this subclause (c), (ii) pursuant to an amalgamation, merger, tender or exchange offer, business combination, acquisition of assets or similar transaction involving the Issuer or any of its affiliates or any transaction resulting in a Change of Control of Issuer or (iii) following commencement by the Issuer or its significant subsidiary of bankruptcy, insolvency or similar proceedings (such clauses (i)-(iii), the “Lock-Up Exceptions”). The restrictions on transfer in the Investment Agreement do not prohibit liens on Purchased Shares or Conversion Shares, or any exercise of remedies with respect thereto. Each Crestview Party also may not knowingly transfer Purchased Shares or Conversion Shares to (I) certain competitors of the Issuer or (II) any person who would, upon consummation of such transfer, beneficially own 5% or more of Common Stock on an-as converted basis, except to the extent that any of the foregoing transfers is pursuant to an underwritten offering (including underwritten block trades) or Rule 144 under the Securities Act of 1933, as amended or any other Lock-Up Exception.

Stockholders Agreement

On August 5, 2020, the Issuer and each Crestview Party also entered into a Stockholders Agreement (the “Stockholders Agreement”).

Additional Growth Capital

Pursuant to the Stockholders Agreement, as long as no Crestview Party has transferred any Preferred Stock, Common Stock or any other Issuer equity stock to a non-affiliated party and in any event at no point after the three year anniversary of the Initial Closing Date, the Issuer has the right to request additional capital from the Crestview Parties in an amount not to exceed $90 million (when aggregated together with the Subsequent Closing Amount) on terms and conditions to be mutually agreed by the Issuer and each Crestview Party and subject to the approval of the Crestview Parties’ investment committee.

CUSIP No. 92552R 406	Page 11 of 15 Pages

SCHEDULE 13D

Crestview Parties’ Directors and Nominees

Pursuant to the Issuer’s bylaws, the Stockholders Agreement and the Certificate of Designations, effective as of the Initial Closing Date, the Issuer increased the size of the Board of Directors to nine directors and appointed two designees of the Reporting Persons, Brian Cassidy, a Crestview Partner, and Kevin Rabbitt, a Crestview Operating Executive, to serve as members of the Board of Directors. The Crestview designees will be annually elected and serve terms expiring at the 2021 annual meeting of the Issuer and until their successors are duly elected and qualified.

Additionally, after the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Clearance”) and receipt of requisite Canadian Competition Act Approval (as defined in the Investment Agreement), and for so long as the Crestview Parties have, in the aggregate, record and beneficial ownership of, on an as-converted basis, (i) 67% of the total number of Common Stock issuable upon conversion of the Initial Closing Shares issued to them under the Investment Agreement (the “Initial Share Ownership”), the Crestview Parties will have the right to designate, or nominate for election upon converting the Purchased Shares into Conversion Shares, two members to the Board of Directors and (ii) 33% of the Initial Share Ownership, the Crestview Parties will have the right to (a) designate, or nominate for election upon converting the Purchased Shares into Conversion Shares, one member to the Board of Directors and (b) appoint one representative to attend the meetings of the Board of Directors as a non-voting observer, as well as receive all communications and materials provided to the Board of Directors.

Standstill

Subject to certain customary exceptions, the Crestview Parties are prohibited from, among other things, (i) acquiring equity securities of the Issuer in excess of 2,500,000 Common Stock in the aggregate, (ii) effecting an acquisition, by tender or exchange offer, merger, amalgamation or a similar business combination, of the Issuer and (iii) soliciting proxies or seeking a director/management change in the Issuer until the later of (x) three years after the date of the Stockholders Agreement and (y) such time as the Crestview Parties hold, in the aggregate, record and beneficial ownership of, on an as-converted basis, less than 33% of the Initial Share Ownership (the “Sunset Date”). In addition, the Crestview Parties are prohibited from engaging in any short sale or any purchase, sale or grant of any security that includes, relates to or derives any significant part of its value from a decline in the market price or value of the Issuer’s securities.

Preemptive Rights

If, after the date of the Investment Agreement, the Issuer intends to issue new equity securities for cash to any person, then the Crestview Parties, as long as they hold, in the aggregate, record and beneficial ownership of, on an as-converted basis, more than 50% of the Initial Share Ownership, have the right to participate in such equity offering, subject to customary exceptions.

CUSIP No. 92552R 406	Page 12 of 15 Pages

SCHEDULE 13D

Voting Agreement

Under the Stockholders Agreement, after receipt of the HSR Clearance and requisite Canadian Competition Act Approval and until the Sunset Date, the Crestview Parties have agreed to vote all of the Purchased Shares, Conversion Shares or any other shares of Common Stock (i) in favor of each director nominated or recommended by the Board of Directors for election at any such meeting, and against the removal of any director who has been elected following nomination or recommendation by the Board of Directors, (ii) against any stockholder nomination for director that is not approved and recommended by the Board of Directors for election at any such meeting and (iii) in favor of the Stockholder Approval (as defined below). The Crestview Parties also agree to vote all Common Stock (on an-as converted basis, including Common Stock issuable upon conversion of Preferred Stock) in excess of 34.9% of the total voting power of the then-outstanding Common Stock (treating shares of Common Stock issuable upon conversion of all of the Preferred Stock as outstanding for this purpose) in the same proportion as the non-Crestview Party shareholders of the Issuer vote for or against or abstain with respect the applicable matter.

Designation of Preferred Stock

The Preferred Stock ranks senior to the Common Stock with respect to dividends and distributions on liquidation, winding-up and dissolution. Upon a liquidation, dissolution or winding up of the Issuer, each share of Preferred Stock will be entitled to receive an amount per share equal to the greater of (i) the purchase price paid by the Crestview Parties, plus all accrued and unpaid dividends (the “Liquidation Preference”) and (ii) the amount that the Holder would have been entitled to receive at such time if the Preferred Stock were converted into Common Stock (without giving effect to any Ownership Limitation (as defined below)) (the “Value of Converted Shares”).

The Holders will be entitled to dividends on the Liquidation Preference at the rate of 5.5% per annum, which accrete or, at the option of the Issuer, are payable in cash. The Holders are also entitled to participate in dividends declared or paid on the Common Stock on an as-converted basis.

Each Holder will have the right, at its option, to convert its Preferred Stock, in whole or in part, into fully paid and non-assessable shares of Common Stock at an initial conversion price equal to $21.25 per share. The conversion price is subject to customary anti-dilution adjustments, including in the event of any stock split, stock dividend, recapitalization or similar events. The conversion price is also subject to adjustment for certain dilutive issuances of Common Stock at a price below the then-current market price and repurchases of Common Stock at a price above the then-current market price.

Pursuant to the terms of the Certificate of Designations and the Investment Agreement, as applicable, unless and until approval of the Issuer’s stockholders is obtained as contemplated by NYSE listing rules (the “Stockholder Approval”), (i) the Crestview Parties may not convert shares of Preferred Stock through either an optional or a mandatory conversion into shares of Common Stock if and solely to the extent that such conversion would result in the Crestview Parties, in the aggregate, beneficially owning (without counting any Common Stock transferred to a non-affiliated Holder) in excess of 29.9% of then-outstanding Common Stock (treating shares of Common Stock issuable upon conversion of all of the Preferred Stock as outstanding for this purpose) (such limitation, the “Ownership Limitation”), (ii) the Crestview Parties may not exercise their preemptive rights to the extent Stockholder Approval is required as a result of the Crestview Parties’ status as affiliates of the Issuer or pursuant to the applicable rules and regulations of the applicable stock exchange, (iii) the conversion price of the Preferred Stock cannot be adjusted below $15.23 in connection with certain degressive issuances of Common Stock. The Issuer has an obligation to use reasonable best efforts to call and hold a special meeting of the stockholders of the Issuer, as promptly as reasonably practicable following the Initial Closing Date, to seek Stockholder Approval.

CUSIP No. 92552R 406	Page 13 of 15 Pages

SCHEDULE 13D

Subject to certain conditions (including, but not limited to, a portion of the Preferred Stock subject to the Ownership Limitation), the Issuer may, at its option after the third anniversary of the Initial Closing Date, require conversion of all of the outstanding shares of Preferred Stock to Common Stock if, for at least 20 trading days during the 30 consecutive trading days immediately preceding the date the Issuer notifies the Holders of the election to convert, the daily VWAP of the Common Stock is at least 200% of the conversion price. The Issuer will not exercise its right to mandatorily convert all outstanding shares of Preferred Stock unless certain liquidity conditions with regard to the shares of Common Stock to be issued upon such conversion are satisfied.

If the Issuer undergoes a Change of Control, each Holder has the right to cause the Issuer to redeem any or all of the Preferred Stock for cash consideration equal to the greater of (x) (i) 101% of the Liquidation Preference thereof at any time on or prior to the third anniversary of the Initial Closing Date and (ii) 100% of the Liquidation Preference thereof at any after the third anniversary of the Initial Closing Date and (y) the Value of Converted Shares immediately prior to such Change of Control.

Following the HSR Clearance and receipt of the requisite Canadian Competition Act Approval, the Holders generally will be entitled to vote with the holders of the shares of Common Stock on all matters submitted for a vote of holders of shares of Common Stock (voting together with the holders of shares of Common Stock as one class) on an as-converted basis, subject to the Ownership Limitation. Additionally, certain matters will require the approval of the majority of the outstanding Preferred Stock, voting as a separate class, including (i) the issuance of any additional Preferred Stock (other than pursuant to the terms of the Investment Agreement), Series $4.75 Preferred Stock (as defined in the Issuer’s Certificate of Incorporation), class or series of senior or parity equity-linked securities or any senior or parity rights, options or warrants to purchase or otherwise acquire any shares of senior or parity equity-linked securities, (ii) amendments, modifications, repeal or waiver of any provision of the Issuer’s Certificate of Incorporation or of the Certificate of Designations that would adversely affect the rights, preferences, privileges or powers of the Preferred Stock and (iii) subject to certain customary exceptions, the declaration or payment of any dividends or distributions on, or redemption or repurchase of, any junior securities. The holders of Preferred Stock are entitled to the exclusive right to vote, as a separate class, to elect the directors designated by the Crestview Parties pursuant to the terms of the Stockholders Agreement.

Registration Rights Agreement

On August 5, 2020, the Issuer and each of the Crestview Parties also entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things, the Issuer granted each Crestview Party certain registration rights. Under the Registration Rights Agreement, the Issuer is required to use its reasonable best efforts to cause the registration of the Conversion Shares.

CUSIP No. 92552R 406	Page 14 of 15 Pages

SCHEDULE 13D

The foregoing descriptions of the Investment Agreement, the Stockholders Agreement, the Registration Rights Agreement and the terms of the Preferred Stock do not purport to be complete and are subject to, and qualified in their entirety by, the full text of the Investment Agreement, the Stockholders Agreement, the Registration Rights Agreement and the Certificate of Designation, copies of which are being incorporated by reference as Exhibits 2, 3, 4 and 5, respectively, in Item 7 of this Statement and are incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

EXHIBIT NO.	DESCRIPTION

1	Joint Filing Agreement by and among the Reporting Persons dated as of August 6, 2020 (filed herewith).
2	Investment Agreement, dated August 5, 2020, by and among Viad Corp, Crestview IV VC TE Holdings, LLC, Crestview IV VC Holdings, L.P., and Crestview IV VC CI Holdings, L.P. (incorporated by reference to Exhibit 10.1 to Viad Corp’s Form 8-K, filed with the Securities and Exchange Commission on August 5, 2020).
3	Stockholders Agreement, dated August 5, 2020, by and among Viad Corp, Crestview IV VC TE Holdings, LLC, Crestview IV VC Holdings, L.P., and Crestview IV VC CI Holdings, L.P. (incorporated by reference to Exhibit 10.2 to Viad Corp’s Form 8-K, filed with the Securities and Exchange Commission on August 5, 2020).
4	Registration Rights Agreement, dated August 5, 2020, by and among Viad Corp, Crestview IV VC TE Holdings, LLC, Crestview IV VC Holdings, L.P., and Crestview IV VC CI Holdings, L.P. (incorporated by reference to Exhibit 4.1 to Viad Corp’s Form 8-K, filed with the Securities and Exchange Commission on August 5, 2020).
5	Certificate of Designations of 5.5% Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Viad Corp’s Form 8-K, filed with the Securities and Exchange Commission on August 5, 2020).

CUSIP No. 92552R 406	Page 15 of 15 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 6, 2020

CRESTVIEW PARTNERS IV GP, L.P.

By:	Crestview, L.L.C., its general partner

By:	/s/ Ross A. Oliver
Name: Ross A. Oliver Title: General Counsel

Crestview IV VC TE Holdings, LLC

By:	/s/ Ross A. Oliver
Name: Ross A. Oliver Title: General Counsel

Crestview IV VC Holdings, L.P.

By:	Crestview IV VC Holdings GP, LLC, its general partner

By:	/s/ Ross A. Oliver
Name: Ross A. Oliver Title: General Counsel

Crestview IV VC CI Holdings, L.P.

By:	Crestview IV VC CI GP, LLC, its general partner

By:	/s/ Ross A. Oliver
Name: Ross A. Oliver Title: General Counsel